UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25	SEC FILE NUMBER 000-52504
NOTIFICATION OF LATE FILING	CUSIP NUMBER 36249H 206

(Check one):	X	Form 10-K	Form 20-F	Form 11-K	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:		October 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GWS TECHNOLOGIES, INC.
Full Name of Registrant

Former Name if Applicable

15455 N. Greenway-Hayden Loop #C4
Address of Principal Executive Office (Street and Number)

Scottsdale, AZ 85260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company has experienced a significant reduction in both employees and management personnel over the last fiscal year due to factors specific to the Company (the Company’s inability to raise equity financing, resulting in layoffs, coupled with abnormalities in its stock trading which the Company believes has been caused by concerted action from a Group of control shareholders, stock brokers and clearing firms) as well as general market forces which have caused delays in the Company’s efforts to obtain accounts receivable, purchase order and inventory financing, which cumulatively have resulted in significant cash flow and financing difficulties. These matters have required most of the Company’s present management time which has resulted in a delay in completing the Annual Report on Form 10-KSB.  The company will file its report on or before the fifteenth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Richard Reincke	(480)	619-4747
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Strains on the Company’s cash flow when compared to the last fiscal year, and the Company’s inability to acquire purchase order, accounts receivable and inventory financing during the period, have affected the Company’s ability to fulfill some of the contracts it acquired through competitive bidding activities during its fiscal year ending October 31, 2008. Significant financing promised to the Company was not delivered, which created further problems in fulfillment of contracts and purchase orders. Moreover, the accounting treatment given to various contracts awarded prior to and during the period will affect the reporting of revenues on the Company’s financial statements, which are still being prepared.

GWS Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	January 29, 2009	By:	/s/ Richard Reincke
Richard Reincke
President and Chief Financial Officer